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                            March 15, 2021

       Andrew Scharf
       Chairman and President
       AF Acquisition Corp.
       139 North County Road
       Floor 2, Suite 35
       Palm Beach, FL 33480

                                                        Re: AF Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 5, 2021
                                                            File No. 333-253544

       Dear Mr. Scharf:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2021 letter.

       Registration Statement on Form S-1 filed March 5, 2021

       Risk Factors
       Risks Relating to Our Securities
       We may issue our shares to investors in connection with our initial business combination at a price which is less..., page 69

   1. We note your disclosure that your amended and restated certificate of incorporation will provide that the
approval by your board of directors of certain issuances of common stock shall not be deemed to
constitute a violation of your directors    fiduciary duties to the
                                                        company. However, it
does not appear that your form of amended and restated certificate of incorporation filed
as Exhibit 3.2 includes such a provision. Please advise. If you
 Andrew Scharf
AF Acquisition Corp.
March 15, 2021
Page 2
      amend the form of amended and restated certificate of incorporation to include such provision, please revise to address any uncertainty regarding enforceability under
      Delaware law, as applicable.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                          Sincerely,
FirstName LastNameAndrew Scharf
                                                          Division of
Corporation Finance
Comapany NameAF Acquisition Corp.
                                                          Office of Energy &
Transportation
March 15, 2021 Page 2
cc:       Jessica Yuan, Esq.
FirstName LastName